Exhibit 8.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
VVAX Skyline Holdings Limited	British Virgin Islands
Windsor Holdings Co., Ltd.	British Virgin Islands
Peg Biotechnology (HK) Holding Limited	Hong Kong
Hainan Senhan Biotechnology Co., Ltd.	China
Jilin Zhengye Biological Products Co., Ltd.	China
Beijing Zhongnong Zhengye Biotechnology Co., Ltd.	China